Mail Stop 0306

March 9, 2005



VIA U.S. MAIL AND FAX (978) 762-8908

Mr. Timothy J. O`Malley
President and Chief Executive Officer
Medwave, Inc.
435 Newbury Street
Suite 206
Danvers, Massachusetts 01923

	Re:	Medwave, Inc.
		Form 10-K for the year ended September 30, 2004


Dear Mr. O`Malley:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended September 30, 2004

Item 7A. Quantitative and Qualitative Disclosures About Market
Risks
- Page 33

1. We noted that approximately 20%, 42% and 33% of the company`s sales in fiscal years ended September 30, 2004, April 30, 2003 and April 30, 2002 were to customers outside the United States. In addition, we noted that you maintain supplier agreements with international companies. Please tell us why you do not believe the company is subject to any market risks given your business with international customers.

Note 3. Summary of Significant Accounting Policies

Product Warranty Costs - Page 42

2. We noted that the company provides warranties to customers, which require the company to repair or replace defective products. Please revise future filings to provide the disclosures required by paragraph 14 of FIN 45. Alternatively, tell us why you believe such disclosures are not required.


Form 10-Q for the period ended December 31, 2004

General

3. Please revise future filings to include and prominently disclose the information required by paragraphs 46 - 48 of SFAS 123 in the footnotes to the financial statements as required by paragraphs
2(e)
and A23 of SFAS 148. We noted that this information is currently included in Management`s Discussion and Analysis.

Item 4. Controls and Procedures - Page 13

4. We note your disclosure that management has concluded that your disclosure controls and procedures are effective "in ensuring that material information relating to the Company is made known to the certifying officer by others within the Company during the period covered by this report." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise in future filings so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

?	the company is responsible for the adequacy and accuracy of
the
disclosure in the filings;
?	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman, Staff Accountant, at (202)
824-
5506 or me at (202) 942-2813 if you have questions. In this regard, do not hesitate to contact Martin James, the Senior Assistant
Chief
Accountant, at (202) 942-1984.



							Sincerely,



							Daniel Gordon
							Branch Chief
Mr. Timothy J. O'Malley
Medwave, Inc.
March 8, 2005
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